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              October 6, 2021

       Coreen Kraysler
       Chief Financial Officer
       Netcapital Inc.
       1 Lincoln Street
       Boston, MA 02111

                                                        Re: Netcapital Inc.
                                                            Form 10-K filed
August 31, 2021
                                                            File No. 000-55036

       Dear Ms. Kraysler:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




              Sincerely,


              Division of Corporation Finance

              Office of Finance